Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

May 20, 2011

Item 3.  News Release

A news release dated May 20, 2011 was disseminated through CNW Group.

Item 4.  Summary of Material Change

Subject to stock exchange approvals, the Company has negotiated a non-brokered private placement to raise up to $1 million by the issuance of approximately 3.33 million units at $0.30 per unit.

Item 5.1  Full Description of Material Change

Subject to approvals of NYSE AMEX and the Toronto Stock Exchange, the Company has negotiated a non-brokered private placement to raise up to $1 million by the issuance of approximately 3.33 million units at $0.30 per unit.  Each unit will consist of one common share and one share purchase warrant, and each warrant will entitle the holder to purchase one common share for a three year period at a price of $0.35.

The financing will be undertaken with several institutional and other accredited investors, directors and employees of the Company.  A finder’s fee will be payable in connection with a portion of the financing.  The proceeds of the offering will be used to pay the finder’s fee and for general working capital purposes (including but not limited to identifying acquisition opportunities and developing the Company’s business).

The shares and warrants to be issued in this private placement have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from such registration.

Four directors of the Company, namely Tobu Chu, Tony David, David Hsu and David Kong, intend to purchase units in this private placement either directly or indirectly.  The effect of such purchases will not materially affect their respective percentage ownership of the Company’s securities. Their participation in this private placement was approved by the Company’s board of directors.

It is anticipated that the closing of this private placement will occur less than 21 days after this material change report is filed.  The Company considers this to be reasonable in light of the low percentage of the Company’s issued and outstanding share capital that the securities being purchased by the insiders will represent.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

May 20, 2011.